EXHIBIT 99.7

FOR IMMEDIATE RELEASE

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel.: 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
TotalFinaElf reports sharply higher results
in a favorable oil market environment

First quarter 2003 Net Income

•   2.12 billion euros, an increase of 49%*
•   3.28 euros per share, an increase of 55%*
•   3.52 dollars per share, an increase of 90%*

Upstream production growth of 5%

Paris, May 6 , 2003 — The Board of Directors of TotalFinaElf, chaired by CEO Thierry Desmarest, met on May 5 to review the unaudited first quarter 2003 accounts.

Commenting on the results, Thierry Desmarest said :

“In a generally favorable oil market environment, TotalFinaElf reported a 49%* increase in net income for the first quarter 2003. Higher oil prices and a sharp rebound in European refining margins fueled the earnings increase, more than offsetting the impacts of the falling dollar and continued weakness in Chemicals. The positive quarterly comparison also reflects the benefits from ongoing self-help programs, particularly oil and gas production growth, which was 5% despite outages related to the strikes in Venezuela (...)

Strong cash flow in the first quarter 2003 allowed TotalFinaElf to fund a growth-oriented investment program and also to buy back 1.9% of its shares, reflecting confidence in the company’s fundamentals and in the strength of its future prospects. The accretive impact of the share buy-back program raised the percentage increase in quarter-on-quarter earnings per share to 55%.”

*	percent change relative to first quarter 2002 excluding non-recurring items; there are no non-recurring items in the first quarter 2003

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

TotalFinaElf consolidated accounts

in millions of euros	1Q03	1Q02%

Sales	28,303	23,784	+19%
Operating income from business segment	3,919	2,432	+61%
(excluding non-recurring items)
Net operating income from business segment	2,051	1,356	+51%
(excluding non-recurring items)
Net income	2,120	1,419	+49%
excluding non-recurring items
Net income	2,120	1,429	+48%
Earnings per share (euros)	3.28	2.12	+55%
excluding non-recurring items
Investments*	1,494	2,109	-29%
Divestments**	993	586	+69%
at selling price
Cash flow from operating activities	3,822	2,458	+55%

*	including increases in long-term loans
**	including repayments of long-term loans

Non-recurring items

in millions of euros	1Q03	1Q02

Impact of non-recurring items on operating income	–	–
Impact of non-recurring items on net income
Gains on assets sales	–	143
Toulouse-AZF plant impact	–	(102)
Restructuring charges and early retirement plans	–	(31)
Total	–	10

Number of shares

millions	1Q03	1Q02%

Fully-diluted weighted-average shares	646.1	670.6	-4%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Oil market environment

	1Q03	1Q02%

€/$	1.07	0.88	-18	%*
Brent ($/b)	31.5	21.1	+49%
European refining margins TRCV ($/t)	32.3	2.4	x 13.5

*	change in the dollar versus the euro

First quarter 2003 results

Consolidated sales rose by 19% to 28,303 million euros (M€) in the 2003 first quarter from 23,784 M€ in the same quarter last year.

The oil market environment was more positive overall in the first quarter 2003 than in the first quarter 2002. The 49% increase in Brent oil prices coupled with the very high European refining margins more than offset the impact of an 18% decline in the dollar versus the euro. However, high petroleum product prices, notably for naphtha, put pressure on base chemical margins.

In this context, operating income from the business segments increased by 61% to 3,919 M€ in the first quarter 2003 from 2,432 M€ in the first quarter 2002. There were no non-recurring items affecting operating income in either period.

Net operating income from the business segments increased by 51% compared to the same quarter last year.

Net income excluding non-recurring items increased by 49% to 2,120 M€ in the first quarter 2003 from 1,419 M€ in the first quarter 2002.

Earnings per share excluding non-recurring items, based on 646.1 million fully-diluted weighted-average shares in the first quarter 2003, rose by 55% to 3.28 euros per share from 2.12 euros per share in the first quarter 2002.

During the first quarter 2003, the company bought back 13.115 million of its shares, or 1.9% of its share capital, for 1.6 billion euros (B€). At March 31, 2003, the number of fully-diluted shares was 641.5 million versus 655.0 million at December 31, 2002.

Reported net income rose by 48% to 2,120 M€ in the first quarter 2003 from 1,429 M€ in the first quarter 2002. First quarter 2002 net income includes non-recurring items with a positive net impact of 10 M€; there were no non-recurring items in the first quarter 2003.

The net-debt-to-equity ratio at March 31, 2003 was 22.1% compared to 28.6% at December 31, 2002.

Cash flow from operating activities increased by 55% to 3,822 M€ in the first quarter 2003 from 2,458 M€ in the first quarter 2002.

Investments were 1,494 M€ in the first quarter 2003 compared to 2,109 M€ in the first quarter 2002. This euro-denominated decrease is due primarily to the depreciation of the dollar relative to the euro.

Divestments, based on selling prices, were 993 M€ in the first quarter 2003, essentially representing the sale of the paints business.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Free cash flow** rose to 3,321 M€ in the first quarter 2003 from 935 M€ in the first quarter 2002.

Upstream

Operating income for the Upstream segment rose by 50% to 3,025 M€ in the first quarter 2003 from 2,016 M€ in the same quarter last year. The strong increase was due basically to higher hydrocarbon prices and to continued production growth, which combined to more than offset the steep decline in the dollar relative to the euro.

Net operating income for the Upstream segment rose by 32% to 1,405 M€ in the first quarter 2003 from 1,066 M€ in the same quarter last year.

Hydrocarbon production increased by 5% to 2,516 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2003 from 2,401 kboe/d in the first quarter 2002.

Liquids production increased by 3% to 1,612 thousand barrels per day (kb/d) in the first quarter 2003 from 1,558 kb/d in the same quarter last year, primarily due to new fields starting production in Iran, the North Sea and Algeria.

Gas production rose 7% to 4,926 million cubic feet per day (Mcfd) in the first quarter 2003 from 4,607 Mcfd in the first quarter last year, mainly due to increases in the North Sea and the Gulf of Mexico.

Highlights of the first quarter exploration and development activity included the following: in Africa, two new discoveries on Block 17 in Angola, further confirming the prolific potential of this block; in Europe, approval of an additional Ekofisk development plan; in the Americas, acquisition of a 43.5% share in the Canadian Surmont oil sands project and an 80% interest in the Ipati exploration block in Bolivia; and in Asia, a large gas discovery on Block B in Brunei (TotalFinaElf-operated 37.5%) and the signing of a production sharing contract on Block J (TotalFinaElf-operated 60%) also in Brunei.

Production highlights for the first quarter included restarting the Sincor upgrader in late February following the end of the strikes in Venezuela and also the start-up of the Balal field in Iran.

Also during the first quarter, TotalFinaElf sold its interests in 13 non-strategic shallow-water Gulf of Mexico fields.

Highlights for gas and power activities included the acquisition of ExxonMobil’s United Kingdom distribution business, solidifying TotalFinaElf’s position as the largest gas distributor for industrial and commercial consumers in the UK. In Thailand, the Bang Bo combined cycle power generation plant started operations.

**	free cash flow = cash flow from operations + divestments — investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Upstream key figures	1Q03	1Q02%

Hydrocarbon production (kboe/d)	2,516	2,401	+ 5%
• Liquids (kb/d)	1,612	1,558	+ 3%
• Gas (Mcfd)	4,926	4,607	+ 7%
Operating income (M€) excluding non-recurring items	3,025	2,016	+50%
Net operating income (M€) excluding non-recurring items	1,405	1,066	+32%
Investments (M€)	1,166	1,643	-29%
Divestments (M€) at selling price	180	223	-19%
Cash flow from operating activities (M€)	2,571	1,692	+52%

Downstream

Operating income for the Downstream segment increased sharply to 779 M€ in the first quarter 2003 from 295 M€ in the first quarter 2002.

This increase was driven by first quarter refining margins that soared in response to cold weather conditions, high jet fuel demand, and low inventory levels. In addition to the high refining margins, ongoing synergy and productivity efforts helped to fuel the increase. Partially offsetting these factors were the negative impacts of the severe depreciation of the dollar versus the euro and the lower margins for certain refined specialty products.

Net operating income for the Downstream segment more than doubled to 585 M€ in the first quarter 2003 from 250 M€ in the first quarter 2002.

Refinery throughput rose by 2% to 2,435 kb/d in the first quarter 2003 from 2,393 kb/d in the first quarter a year ago.

During the quarter, scheduled turnarounds took place in the Provence and Donges refineries.

In April, TotalFinaElf announced a swap agreement with Shell for 133 stations in Germany in exchange for seven highway service stations in France plus the TotalFinaElf retail assets in Hungary and the Czech Republic. This agreement, which was submitted to the competition authorities for approval, is part of the company’s plan to consolidate and optimize its marketing network in Europe.

In April, the company announced that it was launching a study to evaluate a 500 M€ investment to increase the conversion capacity at its Normandy refinery.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Downstream key figures	1Q03	1Q02%

Refinery throughput* (kb/d)	2,435	2,393	+2%
Operating income (M€) excluding non-recurring items	779	295	+164%
Net operating income (M€) excluding non-recurring items	585	250	+134%
Investments (M€)	125	132	-5%
Divestments (M€) at selling price	44	35	+26%
Cash flow from operating activities (M€)	1,560	581	+169%

*	includes share of Cepsa

Chemicals

Sales for the Chemicals segment decreased by 4% to 4,553 M€ in the first quarter 2003 from 4,748 M€ in the first quarter 2002.

Operating income fell by 5% to 115 M€ in the first quarter 2003 from 121 M€ in the same quarter a year ago.

Operating income for Base chemicals was negatively affected by sharply higher naphtha feedstock prices. Intermediates suffered as a result of weak economic conditions, notably in Europe, and higher raw material costs. Specialties resisted the difficult market conditions.

Net operating income was 61 M€ in the first quarter 2003 compared to 40 M€ excluding non-recurring items in the first quarter 2002.

In Base chemicals, the company increased its polyethylene capacity at the Antwerp site to 510 kt/y, strengthening its position as a major producer of specialized polyethylene grades.

In Specialties, the sale of the SigmaKalon paints business was finalized at the end of February 2003.

Chemicals key figures (M€)	1Q03	1Q02%

Sales	4,553	4,748	-4%
Operating income excluding non-recurring items	115	121	-5%
Net operating income excluding non-recurring items	61	40	+53%
Investments	175	256	-32%
Divestments at selling price	755	32	n.m.
Cash flow from operating activities	(81)*	(10)	n.m.

*	positive cash flow from operating activities of 101 M€ excluding disbursements of 182 M€ related to the reserve established after the explosion at the Toulouse-AZF plant

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Summary and Outlook

The first quarter 2003 results demonstrate TotalFinaElf’s ability to deliver substantial production growth while at the same time performing very competitively in terms of profitability, as indicated by the 17% return on average capital employed over the twelve months ended March 31 (ROACE for the Group).

Since the second quarter began, the oil market environment has remained relatively favorable despite the steep decline in oil prices after military action in Iraq took place.

Investments are being made according to TotalFinaElf’s budgeted*** 8.7 B€ Capex program, which, as announced, gives priority to Upstream growth.

The company has continued to buy back shares, acquiring 0.9 million shares in April for a total of 0.11 B€.

The company confirms its 2003 targets for synergies, productivity and 5% growth in hydrocarbon production.

# # #

The interim accounts published in this earnings release for the first quarter 2003 and 2002 are unaudited. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of TotalFinaElf. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. TotalFinaElf does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission.

TotalFinaElf reports the impact on income of non-recurring items, consisting of incomes and charges for the period, which are unusual or significant in nature. Items from incomes from business segments excluding non-recurring items, and net income per share excluding non-recurring items, presented in financial communications (operating income from business segments excluding non-recurring items, net operating income from business segments excluding non-recurring items and net income excluding non-recurring items) and in the footnotes to the financial statements of the Group containing segment data are non-GAAP measures obtained by excluding the non-recurring items described above from the GAAP figures. They are presented in order to facilitate the analysis of financial performance and the comparison of income between periods.

To access the conference call in listen-only mode with Robert Castaigne, CFO of TotalFinaElf, today at 5:00 p.m (Paris time), please dial +44 (0) 207 162 0180 from Europe or 1-952-556-2827 from the US (access code: TotalFinaElf). For a replay, please dial +44 (0) 208 288 4459 from Europe or 1-334-323-6222 from the US (access code: 395 732).

***	2003 CAPEX budget based on 1€=1$

OPERATING INFORMATION BY SEGMENT
FIRST QUARTER 2003

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Upstream

Combined liquids and gas production by region

in kboe/d	1Q03	1Q02%

Europe	962	888	+8%
Africa	680	682	-
North America	63	42	+50%
Far East	216	229	-6%
Middle East	452	411	+10%
South America	138	143	-3%
Rest of world	5	6	-17%
Total	2,516	2,401	+5%

Liquids production by region

in kb/d	1Q03	1Q02%

Europe	491	455	+8%
Africa	607	606	-
North America	5	5	-
Far East	24	25	-4%
Middle East	395	366	+8%
South America	85	95	-11%
Rest of world	5	6	-17%
Total	1,612	1,558	+3%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Gas production by region

in Mcfd	1Q03	1Q02%

Europe	2,563	2,365	+8%
Africa	384	399	-4%
North America	317	194	+63%
Far East	1,078	1,159	-7%
Middle East	299	227	+32%
South America	285	263	+8%
Rest of world	–	–	–
Total	4,926	4,607	+7%

Downstream

Refinery throughput by region

in kb/d	1Q03	1Q02%

France	901	904	-
Rest of Europe	1,244	1,198	+4%
Rest of world	290	291	–
Total refinery throughput*	2,435	2,393	+2%

*	including share of Cepsa

Chemicals

Chemicals - key figures (B€)	1Q03	1Q02%

Sales	4.55	4.75	-4%
• Base chemicals & polymers	2.13	1.79	+19%
• Intermediates	0.94	0.97	-3%
• Specialties	1.48	1.97	-25%
• Corporate — Chemicals	0.00	0.02	n.m.
Operating income	0.12	0.12	-
• Base chemicals & polymers	(0.02)	(0.07)	n.m.
• Intermediates	0.04	0.09	-60%
• Specialties	0.11	0.13	-15%
• Corporate — Chemicals	(0.01)	(0.03)	n.m.